February 25, 2005


Mail Stop 03-06

Andrew P. Rasdal
President and Chief Executive Officer
DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121

Re:	DexCom, Inc.
	Registration Statement on Form S-1
      Filed on February 1, 2005
	File No. 333-122454

Dear Mr. Rasdal:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.




Summary - Page 1
2. Revise this section to clarify the meaning of a premarket approval
application and the regulatory agency that grants it.
3. Please advise us supplementally of the basis for your belief that
the clinical trial of the company`s short-term system may support
a
premarket approval application by the end of the first half of
2005.
We may have further comments.
4. Please expand to discuss more specifically the length of time you
anticipate it will take to obtain regulatory approval and begin to market your products commercially.
5. Revise to provide a more balanced discussion of your market opportunity with the negative aspects of your business. Identify the registrant as a development stage company, and disclose that the company has not generated any revenue since its inception and that its products will need FDA approval before it will generate any revenue in the future.
6. Please tell us supplementally the industry "sources" that estimate
that people with diabetes test, on average, less than twice per day
and project that the worldwide market for glucose monitoring systems
is expected to grow at an annual compound rate of approximately
11.6%
by 2008. Also, provide supplemental support for the industry data attributed to the American Diabetes Association.
7. Under the caption "Limitations of Existing Glucose Monitoring Products," we note you only discuss finger stick testing. Expand to also discuss here and on page 42 how the products you are developing compare with the products described under the caption "Competition" on page 57 and any other existing glucose monitoring systems currently on the market.
8. We note your reference to the March 2004 issue of Diabetes Care citing the finding that patients in the clinical trial increased the time they spent at target blood glucose levels by 88%. The article also discusses that these results could potentially be attributable to the high frequency of visits required for the study compared to routine patient care. Please revise to discuss this. Also, please advise us supplementally if you are aware of any other publications discussing clinical trials of your long-term sensor and arriving at different conclusions that are not disclosed.
9. Whenever you refer to this peer-reviewed article in the filing, clarify that DexCom sponsored the study, that two of the authors of the article have received consulting fees from DexCom for serving on its advisory board, and that all three authors received grant research funds for conducting the study.



Risk Factors - Page 7

	If we are unable to successfully complete the pre-clinical studies . . . - Page 10
10. We note your belief that the data and performance from each of the last three clinical trials relating to the long-term system is likely insufficient to support a Pre Market Approval application. Please expand this discussion to include basis for this belief and the impact on the company`s business strategy if ongoing clinical trials do not support a PMA application.

	Our continuous glucose monitoring systems may never achieve
market acceptance even 	if we obtain regulatory approvals.   -
Page
11
11. You disclose that physicians tend to be slow to change their medical treatment practices and may not recommend or prescribe the company`s products until there is long-term clinical evidence them to alter their existing treatment method or until prominent physicians recommend the product. To the extent known, please discuss this tendency in terms of length of delay in gaining acceptance from physicians. For example, this could include a comparison of how long it took physicians to change current treatment regimes regarding similar products such as Medtronic`s CGMS System Gold.

	We depend on clinical investigators and clinical sites to
enroll
patients in our clinical 	trials . . . - Page 12
12. In an appropriate location in the Business section, please discuss the material terms, including duties, obligations and deadlines, of your contracts with clinical investigators, clinical sites or other third parties. Please file any existing agreements as exhibits, or explain why you believe these are not required to be filed.

	Our manufacturing operations are dependent upon third-party suppliers . . . - Page 14
13. Please discuss the extent to which the company`s reliance on single source outside manufacturers has in the past delayed or impeded the company`s ability to meet its product requirements.

Risks Relating to this Offering - Page 22

	Changes in or interpretations of accounting rules and regulations... - Page 22
14. Since the FASB published SFAS 123 (revised 2004) in December 2004, it appears that you should revise this discussion. For instance, your statements that the "standards have not been finalized" and "the timing of a final statement has not been established" appear inaccurate at this date.


Concentration of ownership among our existing directors . . . -
Page
23
15. Expand to give examples of proposals and actions these holders may support that would not be in the interests of unaffiliated shareholders. Also briefly discuss the fiduciary duties of directors with regard to unaffiliated shareholders.

Capitalization - Page 28
16. "Cash and cash equivalents" is not a component of capitalization for purposes of this disclosure. Please revise to delete that line.

Dilution - Page 30
17. We note that the exercise prices of the company`s outstanding options appear to be less than the initial offering price. Please disclose the additional dilution in pro forma net tangible book value per share to new investors assuming all options are exercised. Also disclose how the table at the top of page 31 would change assuming exercise of all outstanding options and the warrant. We may have further comments when you complete the blanks in the disclosure.

Management`s Discussion and Analysis - Page 33

	Overview - Page 33
18. To the extent the company`s clinical trials have experienced delays due to the factors cited, such as sensor performance and manufacturing supply constraints, please discuss.

	Operating Capital and Capital Expenditure Requirements - Page
36
19. We note that you expect you have sufficient cash and cash equivalents to meet anticipated requirements for the "foreseeable" future. Please be more specific and clarify whether you believe these are sufficient to meet long term requirements.

Business - Page 40

	Our Technology Platform - Page 46
20. We note your discussion of your proprietary polymer membrane technology designed to modify the foreign body response which, historically, has blocked glucose from reaching the sensor and hampers the implantable sensor`s ability to operate. Please expand this disclosure to discuss whether the results from clinical trials indicate that the long term sensor has experienced similar challenges, and how it has affected the sensor`s functionality. We note, for example, that in the various clinical trials several sensors did not function adequately.

Short-Term Glucose Monitoring Sensor and Long-Term Glucose
Monitoring
Sensor - Page 47
21. We note that these products will not initially eliminate the need for finger sticks. Revise the disclosure throughout the filing, including in the summary, to make this point clear. Also explain in the summary that the patient is required to insert the sensor under the skin every three days, and discuss any resulting negative or adverse consequences.
	Long-Term Implantable Sensor Trials - Page 50
22. Revise to explain in plain English what the chart demonstrates that is important to an investor and how your device compares with the previously approved device.
23. At the top of page 51, clarify that this part of the study did not compare your device to a previously approved device, if true.

	Competition - Page 57
24. Briefly explain how the non-invasive continuous glucose monitoring products under development are designed to work, if known.

	Manufacturing - Page 58
25. We note your disclosure that the company will need to increase its manufacturing capacity by a significant factor over its current level to meet market demand, and that this will require the investment of substantial additional funds. Please discuss the anticipated source of these additional funds and, to the extent practicable, quantify the estimated funds needed.
26. Please discuss your plans to develop facilities adequate to sustain manufacturing beyond the first year of commercial production.

	Government Regulation - Page 61
27. Please provide the disclosure required by Item 101(c)(1)(xii) of
Regulation S-K. We note that the company is subject to federal, state and local laws governing the use, handling, storage and disposal of hazardous and biological materials because its research and development involve the handling of potentially harmful biological and hazardous materials. If material, quantify the expenses incurred relating to compliance with these laws.

Clinical and Scientific Advisory Boards - Page 66
28. Disclose whether members of these boards are also shareholders and/or receive compensation as consultants. If so, disclose the amount of shares held and/or compensation paid.
2005 Equity Incentive Plan - Page 76
29. Update to disclose whether the company`s stockholders have approved the 2005 equity incentive and employee stock purchase plans.

Related Party Transactions - Page 81
30. Please provide the disclosure required by Item 404(d) of Regulation S-K.
31. In order to give shareholders a complete picture of your current equity structure, please expand to discuss the issuance of outstanding equity, including other classes of preferred stock, including the identity of the holders and the purchase price.

Principal Stockholders - Page 82
32. For each entity, identify the individuals who have or share voting and/or investment power over the securities held by the entity. See Rule 13d-3 for the definition of beneficial ownership.

NASDAQ National Market Listing - Page 88
33. Update the status of your application for listing on the NASDAQ
National Market.

Shares Eligible for Future Sale - Page 89

	Lock-Up Agreements - Page 89
34. If material, identify the securityholders that are not subject to lock-up agreements.

	Rule 144 - Page 89
35. Please quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144(k) after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date.

Financial Statements

Report of Independent Registered Public Accounting Firm - Page F-1
36. It appears that the middle paragraph to the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary.
Consolidated Balance Sheets - Page F-2
37. Tell us why the item "accounts payable and accrued liabilities" should not be further disaggregated pursuant to Rule 5-02.20 to Regulation S-X.

Note 6 - Redeemable Convertible Preferred Stock and Stockholders` Equity (deficit) - Page F-14
38. We received and are considering the supplemental information submitted on February 22, 2005. From that submission we see that the preliminary range discussed with underwriters is between $5 and $7 per share. You indicate that the preliminary range is contingent on several factors specific to your proposed products including (1) successful completion of certain clinical trials, (2) filing of a premarket approval application for the short-term monitoring product and (3) successful implantations of the long-term product in new patients. Tell us when you expect to complete each of these items.
Since the proposed range apparently assumed successful completion of these matters, supplementally clarify the expected timing of this offering. Please note that with respect to employee stock options granted shortly before an initial public offering, we generally believe that there should not be a significant difference between the common stock fair value used for APB 25 and the expected initial offering price. We may have further comment.

Exhibit Index
39. We note your intention to file a number of exhibits by amendment.
Please note that we may have additional comments after we have an opportunity to review them. Please confirm that you are filing all material agreements, including those with your suppliers and licensees.
40. Please include an updated and signed consent from your independent auditors with any amendment.

Part II

Item 15.  Recent Sales of Unregistered Securities - Page II-2
41. Revise to name the persons or identify the class of persons to whom the Series C and D redeemable convertible preferred stock were sold. The disclosure that these shares were sold to "private investors" is not descriptive.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Patrick Enunwaonye at (202) 824-5529 or Gary Todd at (202) 924-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 824-5661 or me at (202) 942-1880 with any other questions.


      			Sincerely,



      			Peggy Fisher
      			Assistant Director


cc (via facsimile): Robert A. Freedman, Esq.
		     Charles Ruck, Esq.
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Andrew P. Rasdal
DexCom, Inc.
February 25, 2005
Page 1